UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36188 / May 27, 2026

In the Matter of:

Muzinich BDC, Inc.
Muzinich Corporate Lending Income Fund, Inc.
Muzinich Aviation Income Fund
Muzinich BDC Holdings, LLC
Muzinich Corporate Lending Holdings, LLC
Muzinich BDC Adviser, LLC
Muzinich Direct Lending Adviser, LLC
Muzinich & Co. Ltd.
Muzinich & Co. (Ireland) Limited
Muzinich & Co. SGR S.p.A.
Muzinich & Co., Inc.
certain of their affiliated entities as described in Schedule A to the Application

450 Park Avenue
New York, New York 10022

812-15956

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Muzinich BDC, Inc., et al. filed an application on December 17, 2025, and an amendment to the
application on April 20, 2026, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On May 1, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36139). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Muzinich BDC, Inc., et al. (File No. 812-15956) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


**Sherry R. Haywood,**

*Assistant Secretary.*